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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                         ADVANCED LOGIC RESEARCH, INC.
                           (NAME OF SUBJECT COMPANY)

                         DEUCE ACQUISITION CORPORATION
                               GATEWAY 2000, INC.
                                   (BIDDERS)

                          COMMON STOCK PAR VALUE $.01
                         (TITLE OF CLASS OF SECURITIES)
                                  00 7948102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            William M. Elliott, Esq.
                              Gateway 2000, Inc.
                               610 Gateway Drive
                            N. Sioux City, SD  57049
                                (605) 232-2000
                                _______________

                                    Copy to:
                             Barry L. Dastin, Esq.
                  Kaye, Scholer, Fierman, Hays & Handler, LLP
                      1999 Avenue of the Stars, 16th Floor
                             Los Angeles, CA 90067
                                 (310) 788-1000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                 JUNE 19, 1997
       (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction valuation: $200,600,214*    Amount of filing fee:  $40,120
--------------------------------------------------------------------------------

* For purposes of calculating amount of fee only. This amount assumes the purchase of 13,140,836 shares of Common Stock, par value $.01 per share, of Advanced Logic Research, Inc. at a price of $15.50 per share. Such number of shares represents all outstanding shares as of June 19, 1997 and assumes the exercise of all outstanding vested employee stock options, less the exercise price of such options.

[ ]  Check box if any part of the fee is offset as provided by Rule 0-11
     (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                    Filing Party:  N/A
                         -----------------                     ----------------
Form or Registration No.:  N/A                    Date Filed:  N/A
                           ---------------                     ----------------

================================================================================

                                             Exhibit Index is located on Page 9

                                                              Page 1 of 9 Pages

                                 14D-1 AND 13D
CUSIP No. 00 7948102
          ----------

--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Deuce Acquisition Corporation
     S.S. or I.R.S. Identification Nos. of Above Persons

     95-4639816
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2.   Check the Appropriate Box if a Member of Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

     WC

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f)                                                            [ ]


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6.   Citizenship or Place of Organization

     DELAWARE, U.S.A.

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person*

     5,326,569*

--------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
     (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

     42%

--------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)

     CO

                                                              Page 2 of 9 Pages

                                 14D-1 AND 13D
CUSIP No. 00 7948102
          ----------

--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Gateway 2000, Inc.
     S.S. or I.R.S. Identification Nos. of Above Persons

     42-1249184

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

     WC

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f)                                                            [ ]


--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     DELAWARE, U.S.A.

--------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting Person*

     5,326,569*

--------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
     (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

     42%

--------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)

     CO

                                                              Page 3 of 9 Pages

* This Statement on Schedule 14D-1 relates to the offer by Deuce Acquisition Corporation, a Delaware corporation ("Purchaser" or "Deuce Acquisition") and wholly-owned subsidiary of Gateway 2000, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Advanced Logic Research, Inc. (the "Company"), at a price of $15.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 1997 (the "Offer to Purchase"), and related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

     On June 19, 1997, Purchaser, Parent and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, subject to certain terms and conditions, Purchaser agreed to commence the Offer to Purchase and following purchase of Shares pursuant thereto, to merge with the Company. In connection with the Merger Agreement, Purchaser and certain stockholders of the Company beneficially owning in the aggregate 5,326,569 Shares (representing approximately 42% of the issued and outstanding Shares and approximately 38% of the Shares on a fully diluted basis) entered into a Stockholders Agreement (the "Stockholders Agreement"), pursuant to which, among other things, each such stockholder has agreed (i) to vote the Shares then owned by such stockholder in favor of the approval and adoption of the Merger Agreement, the Merger (as defined in the Merger Agreement) and all the transactions contemplated by the Merger Agreement and the Stockholders Agreement and any other actions required in furtherance thereof and against any Competing Transaction (as defined in the Merger Agreement) and any actions in furtherance thereof during the period specified therein, (ii) to grant Purchaser an irrevocable proxy to vote and otherwise act with respect to such Shares on the matters set forth in the previous clause (i), (iii) to tender all Shares then owned by such stockholder to Purchaser in accordance with the Offer as soon as practicable (and in any event within five business days of the commencement of the Offer) and (iv) to grant an option to purchase such Shares at a price of $15.50 per Share, under certain circumstances. The full text of the Merger Agreement and the Stockholders Agreement has been filed as exhibits to this
Schedule 14D-1 and 13D, and are incorporated herein by reference.

     This Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Purchaser of beneficial ownership of the Shares subject to the Stockholders Agreement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.   SECURITY AND SUBJECT COMPANY.
-------   ----------------------------

     (a) The name of the subject company is Advanced Logic Research, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 9401 Jeronimo Road, Irvine, California 92618.

     (b) This Statement on Schedule 14D-1 relates to the offer by Purchaser, or Deuce Acquisition, to purchase all outstanding Shares of the Company, at $15.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Based upon information provided by the Company there are 12,552,951 Shares outstanding as of June 19, 1997. The information set forth in the introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 6. Price Range of the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.
-------   -----------------------

     (a)-(d), (g) This statement is being filed by Parent and Purchaser. The information concerning the name, state or other place of organization, its principal business and the address of its principal office with respect to each of Parent and Purchaser set forth in the Introduction and "Section 8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

                                                              Page 4 of 9 Pages

     (e)-(f) During the last five years, neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed on
Schedule I to the Offer to Purchase, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.
-------   --------------------------------------------------------------------

     (a)-(b) The information set forth in "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Stockholders Agreement; Retention Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   -------------------------------------------------

     (a) The information set forth in "Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (b)-(c)   Not applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.
-------   ----------------------------------------------------------------

     (a)-(e) The information set forth and in "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Stockholders Agreement; Retention Agreement" and "Section 11. Purpose of the Offer; Plans for the Surviving Corporation after the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in "Section 6. Price Range of the Shares" and "Section 13. Effect of the Offer on Market for Shares; NASDAQ/NNM Exchange Listing; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
-------   ---------------------------------------------

     (a) The information set forth in the Introduction, "Section 8. Certain Information Concerning Purchaser and Parent" and "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Stockholders Agreement; Retention Agreement" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, "Section 8. Certain Information Concerning Purchaser and Parent" and "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Stockholders Agreement; Retention Agreement" of the Offer to Purchase is incorporated herein by reference.

                                                              Page 5 of 9 Pages

ITEM 7.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
-------   ---------------------------------------------------------------------
          TO THE SUBJECT COMPANY'S SECURITIES.
          -----------------------------------

          The information set forth in the Introduction, "Section 8. Certain Information Concerning Purchaser and Parent," and "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Stockholders Agreement; Retention Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.
-------   -----------------------------------------------

          The information set forth and in "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.
-------   ---------------------------------------

          The information set forth in "Section 8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.
--------  ----------------------

          (a) The information set forth in the Introduction, "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Stockholders Agreement; Retention Agreement" of the Offer to Purchase is incorporated herein by reference.

          (b) and (c) The information set forth in "Section 15. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

          (d) The information set forth in "Section 13. Effect of the Offer on Market for Shares; NASDAQ/NNM Exchange Listing; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

          (e)  None.

          (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.
--------  --------------------------------

          (a)(1) Offer to Purchase, dated June 24, 1997

          (a)(2) Letter of Transmittal

          (a)(3) Notice of Guaranteed Delivery

                                                              Page 6 of 9 Pages

          (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

          (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients

          (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

          (a)(7) Press release, dated June 19, 1997

          (a)(8) Form of Summary Advertisement, dated June 24, 1997

          (b)    None.

          (c)(1) Agreement and Plan of Merger, dated as of June 19, 1997, among Gateway 2000, Inc., Deuce Acquisition Corporation and Advanced Logic Research, Inc.

          (c)(2) Stockholders Agreement, dated as of June 19, 1997, among Gateway 2000, Inc., Deuce Acquisition Corporation, Wearnes Technology (Private) Limited, Eugene Y. Lu, Chun Win Wong and Philip A. Harding

          (c)(3) Stock Option Retention Bonus Agreement, dated as of June 19, 1997, by and among Gateway 2000, Inc., Eugene Y. Lu, David L. Kelly, Donald E. Kullgren, Visish Sangveraphunsiri, Ronald J. Sipkovich, Toan Q. Luu, Benedict R. Marchak, Genevieve Ortegon and Vikram S. Sial

          (d)    None.

          (e)    Not applicable.

          (f)    None.


                                                              Page 7 of 9 Pages

                                   SIGNATURE
                                   ---------


     After due and reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 1997

                              GATEWAY 2000, INC.,
                              a Delaware corporation


                              By: /s/ William M. Elliott
                                 ----------------------------------------------
                                 Name:  William M. Elliott
                                 Title: Senior Vice President, General Counsel
                                        and Corporate Secretary


                              DEUCE ACQUISITION CORPORATION,
                              a Delaware corporation


                              By: /s/ Stephen P. Johns
                                 -----------------------------------------------
                                 Name:  Stephen P. Johns
                                 Title: President

                                                              Page 8 of 9 Pages

EXHIBIT NO.   TITLE                               PAGE NO. IN SEQUENTIALLY
-----------   -----                                  NUMBERED SCHEDULE
                                                      -----------------




(a)(1)        Offer to Purchase, dated June 24, 1997

(a)(2)        Letter of Transmittal

(a)(3)        Notice of Guaranteed Delivery

(a)(4)        Letter to Brokers, Dealers,
              Commercial Banks, Trust Companies and
              Other Nominees

(a)(5)        Letter from Brokers, Dealers,
              Commercial Banks, Trust Companies and
              Other Nominees to their Clients

(a)(6)        Guidelines for Certification of
              Taxpayer Identification Number on
              Substitute Form W-9

(a)(7)        Press release, dated June 19, 1997

(a)(8)        Form of Summary Advertisement, dated
              June 24, 1997

(c)(1)        Agreement and Plan of Merger, dated
              as of June 19, 1997, among Gateway
              2000, Inc., Deuce Acquisition
              Corporation and Advanced Logic
              Research, Inc.

(c)(2)        Stockholders Agreement, dated as of
              June 19, 1997, among Gateway 2000,
              Inc., Deuce Acquisition Corporation,
              Wearnes Technology (Private) Limited,
              Eugene Y. Lu, Chun Win Wong and Philip
              A. Harding


(c)(3)        Stock Option Retention Bonus Agreement,
              dated as of June 19, 1997, by and among
              Gateway 2000, Inc., Eugene Y. Lu, David
              L. Kelly, Donald E. Kullgren, Visish
              Sangveraphunsiri, Ronald J.
              Sipkovich, Toan Q. Luu, Benedict R.
              Marchak, Genevieve Ortegon and Vikram
              S. Sial


                                                              Page 9 of 9 Pages